Exhibit 99.1

MRMP-Managers LLC
151 Terrapin Point
Vero Beach, Florida 32963

(772) 448-3877

January 21, 2025

Dear Barnwell Industries, Inc. Shareholders:

On May 14th, 2012, more than 12 ½ years ago, I purchased my first shares in Barnwell Industries, Inc. (BRN) at $2.95 per share, when BRN had an approximate total market cap of $24 million. This purchase gave me the dubious privilege of becoming what I believe to be a long suffering “non-Kinzler family” BRN shareholder. In 2012, BRN held valuable land on the Big Island in Hawaii and attractive oil and gas assets in Canada. I hoped that profits and cash flow from these assets would lead to significant share price appreciation. The following table excerpts certain key statistics from BRN’s financial history since my initial purchase in 2012.

Date[1]	BRN Share Price[2]	Mort Kinzler Annual Total Compensation ($000)[3]		Alex Kinzler Annual Total Compensation ($000)[3]		Ken Grossman Annual Total Compensation ($000)[3]
1/17/25	$1.65	-		NA		NA
1/23/24	$2.48	-		$300 (NR)	[4]	$100 (NR)	[4]
1/23/23	$2.74	-		$328		$183
1/27/22	$2.58	-		$409		$80
1/27/21	$1.83	-		$489		$229
1/27/20	$1.12	-		$239		$24	[5]
1/25/19	$1.43	-		$358
1/26/18	$2.45	-	[6]	$481
1/27/17	$1.67	$14	[7]	$481
1/27/16	$1.58	$252		$363
1/27/15	$2.86	$617		$563
1/27/14	$2.92	$890		$728
1/25/13	$3.31	$806		$603
5/14/12[8]	$2.92	$829		$930
TOTALS		$3,408		$6,272		$616

Total to Kinzlers & Grossman (Non-Kinzler Family Ally): $10,296,000

*	Numbers are rounded.

Footnotes to Table:

1.	Other than indicated, the dates noted in the table reflect approximate anniversaries of when I had previously entered into cooperation and support agreements with BRN (January 27, 2021 and January 23, 2023).
2.	The share price is the closing price on the date noted as reported by Yahoo! Finance.
3.	The annual compensation is the reported total compensation amount reported in the BRN proxy statements for the year reflected by the date. For example, the amount of total annual compensation for the line item beginning with 1/23/23 reflects the amount of 2023 total annual compensation received by the individuals noted in the chart.
4.	Since BRN has not yet filed their proxy statement disclosing the amount of total annual compensation earned by Mr. Alex Kinzler and Mr. Grossman in 2024, the amounts noted are not reported (NR) and are estimated based on compensation earned in the prior year of 2023.
5.	2020 was a partial year for Mr. Grossman.
6.	Mr. Mort Kinzler passed away in 2018.
7.	2017 was a partial year for Mr. Mort Kinzler.
8.	This date reflects the date that I first purchased BRN shares.

As of Friday, January 17, 2025, BRN’s share price was $1.65, giving the Company an approximate total market cap of $16 million (i.e., $8 million less than 12 ½ years ago). As outlined in the table, BRN’s share price has actually declined by approximately 44% since my initial purchase 12 ½ years ago – notwithstanding BRN’s realization of significant cash flow from its Hawaiian land assets and oil and gas properties. As a “non-Kinzler family” shareholder, we have seen the value of our investments in BRN decline sharply. However, if you were Mort Kinzler until his death at age 92 or Alex Kinzler, his son, your results were remarkably different - reaping an aggregate of approximately $9.68 million in total compensation since 2012. Although Mort and Alex owned approximately 25 - 30% of BRN shares, they managed to garner 100% of the company’s profits for their benefit by paying themselves annual compensation which we believe was excessive.  In Mort’s case these salaries continued in retirement until his death (although in his final years he resided in Palm Beach FL and seldom if ever ventured to Hawaii). Alex followed in his father’s footsteps and continued to channel most of BRN’s cash flow into his pocket. I believe the cash flows to Alex have only moderated recently due to my activist efforts over the past few years.

Although my activist efforts during the past five years have moderated Alex Kinzler’s largess from BRN, he has not welcomed my efforts. During the past five years BRN has spent $2.0 million in shareholder expenses and more than $4.0 million in legal fees (to firms including Skadden Arps and other top tier lawyers) in order to craft poison pills and counter my proxy efforts on behalf of the “non-Kinzler family” shareholders. Additionally, Alex Kinzler’s “attack dog” Director, Ken Grossman, has reaped $616,000 in aggregate compensation.  Ken’s brother, Richard Grossman happens to work at Skadden Arps and has benefited via legal fees – adding the Grossman family to the Kinzler family as recipients of BRN’s cash flow. I believe Alex and Ken are not happy that I want to redirect future BRN cash flows to the “non-Kinzler/Grossman” shareholders who like me want to build BRN’s businesses to better enable us to experience share price appreciation in the future.

Alex’s unhappiness with my actions on behalf of BRN shareholders has been effective in slowing my efforts during the past several years. My fear of Alex and Ken causing the company to spend millions on lawyers and defense experts that would severely drain BRN of its cash led me to attempt to staunch the outflows by entering into a Shareholder Support and Cooperation Agreement on January 27, 2021, followed by an additional two-year extension entered on January 21, 2023. These agreements have moderated BRN’s use of funds, which we believe was unwise and for wasteful corporate spending, but in my opinion (and I believe obviously in the market’s opinion as evidenced by the share price depreciation) are moving much too slowly in my view. Although Directors Doug Woodrum and Laurance Narbut are aligned with me on my efforts to cut excessive expenses and grow BRN’s cash flow, the three other Directors have stymied our efforts. Kinzler and Grossman obviously are only focused on excessive remuneration to themselves and Josh Horowitz apparently is loyal to Ken because Josh’s investment fund has benefited from some of Ken’s other investment ideas and ventures.

Therefore, I do not plan to extend the Cooperation and Support Agreement, but instead will propose a slate of five directors at the 2025 annual meeting that I believe will finally work solely on behalf of all BRN shareholders to build value.

By having a group of all five Directors focused on building value for all BRN shareholders, we hope that for the first time in decades, the “non-Kinzler/Grossman” shareholders will accrue their fair share of BRN’s cash flow and earnings. If we don’t act decisively now and remove the company from Kinzler’s control, we believe BRN will just languish with very little positive changes. After all why would Kinzler and Grossman and their associates want to upset the “gravy train” that provides them with renumeration while the “non-Kinzler” shareholders receive little or nothing? As the 30% owner of BRN shares I have asked myself why would any shareholder want to retain a management team that delivered the 12-year track record shown in the above chart? Furthermore, as a BRN shareholder, I wonder how BRN directors could vote to spend legal and shareholder funds to fight to defend a management with this woeful record?

If I am successful in installing my slate of directors for 2025 and beyond, I assure all “non-Kinzler/Grossman” shareholders that you will be treated fairly in the future. Our team has concrete plans to improve and grow BRN which we will reveal in the near future. However, for now our first key task will be to terminate Alex Kinzler, Ken Grossman and their associates from their lucrative lifetime employment or directorships at BRN. If you are a shareholder that supports our efforts, please e-mail us at dumpkinzler@gmail.com listing the number of shares you hold. If we happen to receive support of 20% of the shares of “non-Kinzler” shareholders, in addition to my 30% holding, maybe we can dissuade BRN’s directors from wasting shareholder money in order to defend this horrible management group via a costly proxy contest.

As a long suffering “non-Kinzler/Grossman” shareholder (with 30% ownership), I’m mad as hell and don’t plan to take it anymore! Email dumpkinzler@gmail.com to show Kinzler, Grossman and Horowitz that the silent majority has awakened. I look forward to hearing from like-minded shareholders.

Sincerely,

/s/ Ned L. Sherwood
Ned L. Sherwood

Additional Information and Where to Find It;

Notice to Investors

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES, BY NED L. SHERWOOD AND HIS AFFILIATES, FROM THE STOCKHOLDERS OF BARNWELL INDUSTRIES, INC. (“BRN”) FOR USE AT ITS 2025 ANNUAL MEETING OF STOCKHOLDERS WHEN SUCH DOCUMENTS BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF BRN AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 13D, ORIGINALLY FILED ON JUNE 11, 2013, AS AMENDED, INCLUDING BY THE AMENDMENT THERETO FILED ON JANUARY 21, 2025.

Other Important Disclosure Information

SPECIAL NOTE REGARDING THIS COMMUNICATION:

THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A RECOMMENDATION, AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL SHARES.

THIS COMMUNICATION CONTAINS OUR CURRENT VIEWS ON CERTAIN ACTIONS THAT BRN’S BOARD MAY TAKE, INCLUDING ACTIONS IT MAY TAKE TO ENHANCE THE VALUE OF ITS SECURITIES. OUR VIEWS ARE BASED ON OUR OWN ANALYSIS OF PUBLICLY AVAILABLE INFORMATION AND ASSUMPTIONS WE BELIEVE TO BE REASONABLE. THERE CAN BE NO ASSURANCE THAT THE INFORMATION WE CONSIDERED AND ANALYZED IS ACCURATE OR COMPLETE. SIMILARLY, THERE CAN BE NO ASSURANCE THAT OUR ASSUMPTIONS ARE CORRECT. THE PERFORMANCE, RESULTS AND OTHER EFFECTS ON BRN MAY DIFFER MATERIALLY FROM OUR ASSUMPTIONS AND ANALYSIS.

WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD-PARTY TO INCLUDE THEIR INFORMATION IN THIS COMMUNICATION. ANY SUCH INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN.

OUR VIEWS AND OUR HOLDINGS COULD CHANGE AT ANY TIME. WE MAY SELL ANY OR ALL OF OUR HOLDINGS OR INCREASE OUR HOLDINGS BY PURCHASING ADDITIONAL SECURITIES. WE MAY TAKE ANY OF THESE OR OTHER ACTIONS REGARDING BRN WITHOUT UPDATING THIS COMMUNICATION OR PROVIDING ANY NOTICE WHATSOEVER OF ANY SUCH CHANGES (EXCEPT AS OTHERWISE REQUIRED BY LAW).

FORWARD-LOOKING STATEMENTS:

Certain statements contained in this communication are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance, events or activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “may,” “will,” “objective,” “projection,” “forecast,” “management believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.

Important factors that could cause actual results to differ materially from the expectations set forth in this communication include, among other things, the factors identified in BRN’s public filings. Such forward-looking statements should therefore be construed in light of such factors, and we are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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